UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

July 1st, 2026

Commission File Number 001-10888

TotalEnergies SE

(Translation of registrant’s name into English)

2, place Jean Millier

La Défense 6

92400 Courbevoie

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

TotalEnergies SE is providing on this Form 6-K a description of certain recent developments relating to its business.

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	Disclosure of Transactions in Own Shares (June 2, 2026).

Exhibit 99.2	Disclosure of Transactions in Own Shares (June 9, 2026).

Exhibit 99.3	Disclosure of Transactions in Own Shares (June 16, 2026).

Exhibit 99.4	VivaTech: With MethaneLive, TotalEnergies uses data to support methane emissions reduction (June 18, 2026).

Exhibit 99.5	Disclosure of Transactions in Own Shares (June 23, 2026).

Exhibit 99.6	United Arab Emirates: TotalEnergies Enters in the Bab Gas Cap Concession (June 24, 2026).

Exhibit 99.7	Capital increase reserved for employees of TotalEnergies in 2026 (June 26, 2026).

Exhibit 99.8	Disclosure of Transactions in Own Shares (June 30, 2026).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TotalEnergies SE

Date: July 1st, 2026	By:	/s/ DENIS TOULOUSE
		Name:	Denis Toulouse
		Title:	Company Treasurer